STATEMENT OF INVESTMENTS
Dreyfus Premier Enterprise Fund
June 30, 2006 (Unaudited)

Common Stocks--97.5%	Shares	Value ($)
Energy--6.8%		
Gasco Energy	781,725 a,b	3,478,676
Matrix Service	390,850 a,b	4,471,324
Tetra Technologies	197,550 a,b	5,983,790
Toreador Resources	58,250 a,b	1,638,572
W-H Energy Services	65,775 a,b	3,343,343
		18,915,705
Exchange Traded--4.1%		
iShares Russell 2000 Growth Index Fund	57,850 a	4,252,554
iShares S&P Small Cap600/BARRA	35,600 a	4,352,812
Nasdaq-100 Index Tracking Stock	72,325 a	2,804,040
		11,409,406
Finance--6.7%		
AmericanWest Bancorp	62,350	1,412,227
Asta Funding	54,225 a	2,030,726
Community Bancorp/NV	89,950 a,b	2,795,646
Grubb & Ellis	230,000 b	2,127,500
Marlin Business Services	56,600 b	1,276,896
Pacific Premier Bancorp	119,925 b	1,403,122
Placer Sierra Bancshares	100,000	2,319,000
Preferred Bank/Los Angeles, CA	43,225	2,317,292
United PanAm Financial	104,475 b	3,176,040
		18,858,449
Food Distributors--2.2%		
Central European Distribution	190,612 a,b	4,795,798
Jones Soda	143,227 a,b	1,289,043
		6,084,841
Health Care--16.1%		
Adeza Biomedical	76,499 b	1,072,516
AMN Healthcare Services	164,575 a,b	3,340,872
Auxilium Pharmaceuticals	165,125 a,b	1,284,672
Cynosure, Cl. A	255,060 b	3,647,358
Encore Medical	365,350 a,b	1,757,334
Five Star Quality Care	497,000 b	5,501,790
Hologic	112,793 a,b	5,567,462
I-Flow	237,375 a,b	2,568,398
Iridex	144,600 b	1,415,634
Lifecore Biomedical	177,000 b	2,778,900
MWI Veterinary Supply	69,458 a,b	2,530,355
Neurometrix	66,475 b	2,024,829
Res-Care	270,200 a,b	5,404,000
Senomyx	87,775 b	1,266,593
Spectranetics	126,925 b	1,360,636
Vital Images	66,075 a,b	1,632,053
Volcano	208,950 b	1,890,998
		45,044,400
Industrial--14.7%		
Buckeye Technologies	292,775 a,b	2,236,801
Flanders	423,175 a,b	4,244,445
Gardner Denver	176,875 a,b	6,809,688
Gehl	272,825 b	6,965,222
Houston Wire & Cable	150,500 b	2,588,600

Ladish	128,775 b	4,825,199
Northgate Minerals	871,050 a,b	3,205,464
SI International	195,300 b	5,987,898
Sterling Construction	22,805 b	629,418
Sun Hydraulics	110,175 a	2,289,437
Trex	48,300 a,b	1,250,487
		41,032,659
Leisure & Entertainment--3.9%		
Century Casinos	325,563 b	3,486,780
MarineMax	194,250 a,b	5,095,178
Red Lion Hotels	203,500 b	2,228,325
		10,810,283
Retail--11.0%		
Buffalo Wild Wings	94,100 b	3,604,971
Casual Male Retail Group	504,100 a,b	5,066,205
Celebrate Express	145,100 b	1,887,751
Cosi	460,550 b	2,869,226
Golf Galaxy	130,100 a,b	1,749,845
Guitar Center	93,440 a,b	4,155,277
Liquidity Services	147,675 a,b	2,299,300
McCormick & Schmick's Seafood		
Restaurants	214,783 b	5,111,835
Ruth's Chris Steak House	205,258 a,b	4,191,368
		30,935,778
Services--11.4%		
Geo Group	132,625 a,b	4,648,506
Huron Consulting Group	80,445 a,b	2,822,815
Interface, Cl. A	380,680 a,b	4,358,786
Marten Transport	200,763 a,b	4,364,588
Old Dominion Freight Line	95,439 a,b	3,587,552
PeopleSupport	625,525 a,b	8,419,566
Rush Enterprises, Cl. A	206,825 a,b	3,758,010
		31,959,823
Technology--20.6%		
Angiodynamics	141,050 b	3,815,403
California Micro Devices CP	387,200 b	1,548,800
CPI International	209,375 a,b	3,035,938
DTS	225,965 a,b	4,401,798
Emcore	229,025 b	2,198,640
EMS Technologies	39,406 b	708,126
InPhonic	296,525 a,b	1,868,107
InterVoice	138,700 b	987,544
Kopin	429,900 a,b	1,551,939
MapInfo	223,825 a,b	2,920,916
Microtune	456,200 a,b	2,855,812
Mind CTI	494,200 a	1,275,036
Mindspeed Technologies	493,650 a,b	1,189,697
MIPS Technologies	436,350 a,b	2,648,645
Neoware	174,425 b	2,143,683
Open Solutions	56,475 b	1,502,800
Radiant Systems	356,050 b	3,763,448
RADWARE	121,600 b	1,561,344
Radyne	265,110 b	3,016,952
Rudolph Technologies	186,550 a,b	2,704,975
Scopus Video Networks	203,000 a,b	1,173,340
SupportSoft	439,925 a,b	1,733,305
Terayon Communication Systems	711,350 a,b	981,663
Ulticom	197,303 a,b	2,065,762

Ultratech	98,419 a,b	1,549,115
Valueclick	138,034 a,b	2,118,822
Volterra Semiconductor	151,500 a,b	2,311,890
		57,633,500
Total Common Stocks		
(cost $240,287,838)		**272,684,844**

Other Investment--3.4%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $9,419,000)	9,419,000 c	**9,419,000**

**Investment of Cash Collateral
for Securities Loaned--33.8%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $94,414,570)	94,414,570 c	**94,414,570**
Total Investments (cost $344,121,408)	**134.7%**	**376,518,414**
Liabilities, Less Cash and Receivables	**(34.7%)**	**(96,921,511)**
Net Assets	**100.0%**	**279,596,903**

a   All or a portion of these securities are on loan. At June 30, 2006, the total market value of the fund's securities
     on loan is $90,489,678 and the total market value of the collateral held by the fund is $94,414,570.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Financial Services Fund
June 30, 2006 (Unaudited)

Common Stocks--94.1%	Shares	Value ($)
Consumer Discretionary--1.0%		
H & R Block	1,300	**31,018**
Financial--93.1%		
ACE	620	31,366
American International Group	1,070	63,183
Ameriprise Financial	800	35,736
Annaly Mortgage Management	2,400	30,744
AON	2,680	93,318
Assurant	1,140	55,176
Axis Capital Holdings	1,080	30,899
Bank of America	3,578	172,102
Bank of New York	990	31,878
Calamos Asset Management, Cl. A	1,000	28,990
Capital One Financial	1,554	132,789
CapitalSource	6,696	157,088
Chicago Mercantile Exchange	110	54,026
Chubb	640	31,936
Citigroup	1,340	64,642
Countrywide Financial	4,380	166,790
Darwin Professional Underwriters	1,050	18,543
E*Trade Financial	1,390 a	31,720
Everest Re Group	360	31,165
Fannie Mae	560	26,936
Freddie Mac	920	52,449
Genworth Financial, Cl. A	780	27,175
Golden West Financial	450	33,390
Goldman Sachs Group	130	19,556
Hartford Financial Services Group	590	49,914
HSBC Holdings, ADR	1,010	89,233
Investment Technology Group	1,850 a	94,091
Janus Capital Group	5,440	97,376
JPMorgan Chase & Co.	4,130	173,460
Lazard, Cl. A	380	15,352
Lincoln National	720	40,637
Marshall & Ilsley	400	18,296
MBIA	290	16,980
Merrill Lynch & Co.	2,290	159,292
MetLife	2,130	109,077
National Financial Partners	680	30,131
North Fork Bancorporation	1,250	37,713
PNC Financial Services Group	870	61,048
Prologis	670	34,920
Prudential Financial	920	71,484
St. Paul Travelers Cos.	1,120	49,930
UnionBanCal	300	19,377
UnumProvident	2,800	50,764
Wachovia	3,300	178,464
Zions Bancorporation	200	15,588
		2,834,724
Total Investments (cost $2,533,422)	**94.1%**	**2,865,742**
Cash and Receivables (Net)	**5.9%**	**180,701**
Net Assets	**100.0%**	**3,046,443**

ADR - American Depository Receipts

a   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to
the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Natural Resources Fund
June 30, 2006 (Unaudited)

Common Stocks--98.4%	Shares	Value ($)
Energy--83.5%		
Apache	6,700	457,275
Arena Resources	12,800 a	438,912
Baker Hughes	5,400	441,990
Basic Energy Services	9,850	301,114
BJ Services	10,700	398,682
Bois d'Arc Energy	9,900 a	163,053
Cameco	7,400	295,778
Cameron International	2,600 a	124,202
Canadian Natural Resources	8,700	481,806
Chesapeake Energy	19,500	589,875
Chevron	7,060	438,144
CNX Gas	17,700 a	531,000
Complete Production Services	7,320	173,045
ConocoPhillips	9,390	615,327
Denbury Resources	17,700 a	560,559
Diamond Offshore Drilling	5,100	428,043
ENSCO International	7,100	326,742
Exploration Co. of Delaware	34,700 a	369,902
Exxon Mobil	8,700	533,745
Gasco Energy	74,000 a	329,300
Global Industries	14,500 a	242,150
GlobalSantaFe	11,900	687,225
Grant Prideco	15,258 a	682,795
Halliburton	11,400	845,994
Helmerich & Payne	4,400	265,144
Hercules Offshore	20,400	714,000
Hess	9,100	480,935
Hornbeck Offshore Services	3,500 a	124,320
Marathon Oil	9,750	812,175
Mission Oil & Gas	27,000 a	343,272
Nabors Industries	14,700 a	496,713
National Oilwell Varco	3,400 a	215,288
Noble	3,670	273,121
Noble Energy	11,400	534,204
Occidental Petroleum	5,400	553,770
OPTI Canada	10,800 a	220,951
Parallel Petroleum	17,600 a	434,896
Patterson-UTI Energy	4,800	135,888
Peabody Energy	9,900	551,925
PetroHawk Energy	13,900 a	175,140
PetroQuest Energy	18,200 a	223,496
Pioneer Drilling	22,100 a	341,224
Range Resources	11,000	299,090
Riata Energy	18,000 a,b,c	328,500
Rowan Cos.	4,300	153,037
Schlumberger	11,100	722,721
Southwestern Energy	20,400 a	635,664
Sunoco	2,800	194,012
Tenaris, ADR	16,600	672,134
Tesoro	4,400	327,184
Todco, Cl. A	10,700	437,095

Total, ADR	6,400	419,328
Transocean	9,100 a	730,912
Ultra Petroleum	5,900 a	349,693
Unit	10,600 a	603,034
Valero Energy	13,900	924,628
Weatherford International	13,600 a	674,832
XTO Energy	13,600	602,072
		25,427,056
Exchange Traded--2.8%		
iShares COMEX Gold Trust	4,510 a	276,147
streetTRACKS Gold Trust	9,175 a	561,785
		837,932
Industrial--3.0%		
Bucyrus International, Cl. A	3,000	151,500
Joy Global	2,850	148,457
McDermott International	9,750 a	443,332
Mueller Water Products	8,980	156,342
		899,631
Materials--6.8%		
Agnico-Eagle Mines	1,800	59,544
Arkema, ADR	160 a,c	6,244
BHP Billiton, ADR	9,600	413,472
Cleveland-Cliffs	1,900	150,651
FNX Mining	26,700 a	252,441
Headwaters	4,300 a	109,908
Praxair	3,200	172,800
Rio Tinto, ADR	700	146,797
Rohm & Haas	2,900	145,348
Teck Cominco, Cl. B	3,200	191,158
Zinifex	56,700	422,294
		2,070,657
Utilities--2.3%		
Questar	8,600	**692,214**
Total Common Stocks		
(cost $24,392,466)		**29,927,490**

Other Investment--1.2%

Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $374,000)	374,000 d	**374,000**
Total Investments (cost $24,766,466)	**99.6%**	**30,301,490**
Cash and Receivables (Net)	**.4%**	**135,038**
Net Assets	**100.0%**	**30,436,528**

ADR - American Depository Receipts

a   Non-income producing security.

b   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, this security amounted to $328,500 or 1.1% of net assets.

c   The value of this security has been determined in good faith under the direction of the Board of Trustees.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.